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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                     NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
                     ----------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ------------------------------
                          (Title of Class of Securities)

                                    648904200
                                 --------------
                                 (Cusip Number)


                                December 31, 2000
             -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                Page 1 of 5 Pages

     1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Frank LaGalia and Lydia E. LaGalia
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     2.        Check the Appropriate Box if a Member of a Group
               (See Instructions)
               (a)   [X]
               (b)   [ ]
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     3.         SEC Use Only
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     4.        Citizenship or Place of Organization  - United States of America
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               5.  Sole Voting Power - 56,000*
               -----------------------------------------------------------------
Number of
Shares         6.  Shared Voting Power - 925,800*
Beneficially   -----------------------------------------------------------------
Owned by
Each           7.  Sole Dispositive Power - 56,000*
Reporting      -----------------------------------------------------------------
Person With
               8.  Shared Dispositive Power - 925,800*
               -----------------------------------------------------------------

     9.        Aggregate Amount Beneficially Owned by Each Reporting Person -
               981,800
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    10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions) -  [   ]
--------------------------------------------------------------------------------

    11.        Percent of Class Represented by Amount in Row (9) -  5.85%
--------------------------------------------------------------------------------

    12.        Type of Reporting Person (See Instructions)   IN

     *56,000 shares are owned of record by Frank LaGalia. 10,500 shares are owned of record by Lydia E. LaGalia, the spouse of Frank LaGalia. 813,800 shares are owned of record jointly by Frank LaGalia and Lydia E. LaGalia for which they have shared voting and dispositive power. 11,500 shares are owned of record jointly by Frank Lagalia and John LaGalia for which they have shared voting and dispositive power. 83,500 shares are owned of record by John LaGalia, Frank LaGalia's father. Frank LaGalia has shared voting and dispositive power with John LaGalia with respect to such shares. 6,500 shares are owned of record by Giovanni LaGalia, Frank LaGalia and Lydia E. LaGalia's minor son. Frank LaGalia and Lydia E. LaGalia have shared voting and dispositive power with Giovanni LaGalia with respect to such shares.

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ITEM 1.

         (a)      Name of Issuer:

                  New World Coffee - Manhattan Bagel, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  246 Industrial Way West, Eatontown, New Jersey 07724


ITEM 2.

         (a)      Name of Person Filing:

                  Frank LaGalia and Lydia E. LaGalia

         (b)      Address of Principal Business Office or, if none, Residence:

                  2050 Center Avenue, Suite 200, Fort Lee, New Jersey 07024

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  648904100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                  Not Applicable

         (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)[ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)[ ]   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  981,800.

         (b)      Percent of class:   5.85%.

         (c)      Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote:
                        56,000*.

                  (ii)  Shared power to vote or to direct the vote:
                        925,800.

                  (iii) Sole power to dispose or to direct the disposition of
                        56,000*.

                  (iv) Shared power to dispose or to direct the disposition of 925,800.

     *56,000 shares are owned of record by Frank LaGalia. 10,500 shares are owned of record by Lydia E. LaGalia, the spouse of Frank LaGalia.
813,800 shares are owned of record jointly by Frank LaGalia and Lydia E. LaGalia for which they have shared voting and dispositive power. 11,500 shares are owned of record jointly by Frank LaGalia and John LaGalia for which they have shared voting and dispositive power. 83,500 shares are owned of record by John LaGalia, Frank LaGalia's father. Frank LaGalia has shared voting and dispositive power with John LaGalia with respect to such shares. 6,500 shares are owned of record by Giovanni LaGalia, Frank LaGalia and Lydia E. LaGalia's minor son. Frank LaGalia & Lydia E. LaGalia have share voting and dispositive power with Giovanni LaGalia with respect to such shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-l(c) or ss.240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

ITEM 10.          CERTIFICATION

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2001
                                                  --------------------------
                                                     Date

                                                  /s/ FRANK LAGALIA
                                                  --------------------------
                                                  Frank LaGalia

                                                  /s/ LYDIA E. LAGALIA
                                                  --------------------------
                                                  Lydia E. LaGalia

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS
              (SEE 18 U.S.C. 1001)                                     1122285.1